Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2014	2013	2014	2013

Income before income taxes	$901	$1,177	$2,371	$2,397
Interest	92	86	184	178
Portion of rentals deemed to be interest	17	16	34	32
Income available for fixed charges	$1,010	$1,279	$2,589	$2,607

Fixed charges:
Interest	$92	$86	$184	$178
Portion of rentals deemed to be interest	17	16	34	32
Total fixed charges	$109	$102	$218	$210

Ratio of earnings to fixed charges	9.14	12.52	11.81	12.39

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.